February 9, 2018

Alison White, Esq. Senior Counsel Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Horizons Cadence Hedged US Dividend Yield ETF

Dear Ms. White:

Horizons ETF Trust I (the “Registrant”) on November 14, 2017 (the “Filing Date”) filed a post-effective amendment to its Registration Statement pursuant to Rule 485(a) under the Securities Act of 1933, as amended, with the Securities and Exchange Commission (the “SEC”) in connection with the offering of a new series of the Registrant to be called the Horizons Cadence Hedged US Dividend Yield ETF (“Cadence ETF”). On December 19, 2017, you provided verbal comments on the Registration Statement to the undersigned who received those comments on behalf of the Registrant. Please find below a summary of those comments and the Registrant’s responses as requested, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Comment 1: Please represent that the Registrant will file a delaying amendment prior to the 75th day after the Filing Date if the Registrant has not satisfactorily resolved these comments with the SEC staff.

Response: The Registrant has filed and will continue to file delaying amendments until it has satisfactorily resolved these comments with the SEC staff.

Comment 2: In the next post-effective amendment filing, please add or update the EDGAR CIK, Series and Class codes and add the Cadence ETF’s Ticker Symbol when it is available

Response: The requested changes have been made.

Comment 3: Please state whether the Cadence ETF will be able to rely automatically on the Cboe BZX Exchange’s generic listing standards or whether it will be necessary

Bibb.Strench@ThompsonHine.com Fax: 202.331.8330 Phone: 202.973.2727

Thompson Hine llp Attorneys at Law	1919 M Street, N.W. Suite 700 Washington, D.C. 20036-3537	www.ThompsonHine.com O: 202.331.8800 F: 202.331.8330

Alison White, Esq.

February 9, 2018

for that Exchange on behalf of the Cadence ETF to file a 19b-4 application with the SEC’s Division of Trading and Markets prior to it listing the ETF? If the latter, please represent that the Cboe BZX Exchange on behalf of the Cadence ETF will file a delaying amendment prior to the 75th day after the Filing Date if such 19b-4 order has not been granted.

Response: The Cadence ETF will be able to rely automatically on the Cboe BZX Exchange’s generic listing standards.

Comment 4: The first sentence of the first paragraph of the “Principal Investment Strategies of the Fund” section, define “financial strength.”

Response: The term “financial strength” has been clarified and defined.

Comment 5: In the fourth paragraph of the “Principal Investment Strategies of the Fund” section, delete the sentence, “Between reconstitutions, the portfolio will be managed passively and corporate actions will be managed consistent with the passive objective.”

Response: The sentence referenced in your comment has been deleted.

Comment 6: The first sentence of the fifth paragraph of the “Principal Investment Strategies of the Fund” section mentions the ability to buy and sell call and put options on an index. Please explain which index and if there is more than one index.

Response: The Prospectus has been revised to list the indexes that the Cadence ETF will buy and sell call and put options on.

Comment 7: In the “More Information About the Fund” section, please state whether the Fund can take temporary defensive positions, as required by Instruction 6 to 9(b)(i) of Form N-1A.

Response: Instruction 6 applies to “temporary defensive positions” not temporary investment positions. The Cadence ETF will not take temporary defensive positions and thus Instruction 6 is not applicable.

Comment 8: In the “Sub-Adviser Similarly Managed Accounts Prior Performance” section, you asked a number of questions.

Alison White, Esq.

February 9, 2018

Response: The Registrant has deleted the “Sub-Adviser Similarly Managed Accounts Prior Performance” section, and thus the staff’s questions directed at such prior performance are no longer applicable.

Comment 9: Page 21 discloses a Rule 12b-1 distribution and service plan. As required by Item 12(b)(2) of Form N-1A, please add the following disclosure to the “Distribution and Service Plan” section of the Prospectus:

“Because these fees are paid out of the Fund’s assets on an on-going basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.”

Response: The requested disclosure has been added.

Comment 10: On page 1 of the “Statement of Additional Information,” please state whether the SAI is available at no charge.

Response: Page 1 of the SAI has been revised to state that the SAI is available at no charge.

Comment 11: Page 30 of the SAI mentions, “The Nominating Committee would consider recommendations by shareholders if a vacancy were to exist.” Please disclose procedures that they would follow.

Response: The Registrant has revised the disclosure as follows: “Shareholders may recommend candidates for Board positions by forwarding their correspondence to the Secretary of the Trust at the Trust’s address and the shareholder communication will be forwarded to the Committee Chairperson for evaluation. Such nominations are governed by the Trust’s Declaration of Trust and Bylaws”

Comment 12: In the “Sub-Adviser” section on page 33 of the SAI, please disclose the rate of the sub-adviser fee.

Response: The requested disclosure has been added.

Comment 13: Page 38 of the SAI contains the following sentence: “The Sub-Adviser portfolio managers’ compensation consists of a fixed annual base salary and a discretionary bonus, and share of the firm’s profits.” Please state whether a portfolio manager’s bonus is tied to the performance of the Cadence ETF. If so, please add the disclosure required by Item 20(b) of Form N-1A including identify any benchmark used

Alison White, Esq.

February 9, 2018

to measure performance for purposes of the bonus and stating the length of the period over which performance is measured.

Response: The compensation of each portfolio manager of the Sub-Adviser will not be tied to the performance of the Cadence ETF.

Comment 14: Page 41 of the SAI contains the sentence: “The Sub-Adviser will also use electronic crossing networks (“ECNs”) when appropriate.” Please disclose what they are.

Response: The term “ECN” has been described in more detail in the SAI.

Should you have any questions concerning this response, please contact me at my office at (202) 973-2727 or my cell phone (202) 302-3366.

Sincerely,

/s/ Bibb Strench

Bibb Strench

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